Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the financial statements of Cabot Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change (i) in its method of accounting for earnings per share; and (ii) in the presentation of non-controlling interests), and the effectiveness of Cabot Corporation’s internal control over financial reporting dated November 29, 2010, appearing in the Annual Report on Form 10-K of Cabot Corporation for the year ended September 30, 2010, and our report dated June 28, 2011 relating to the financial statements and financial statement schedule of the Cabot Retirement Savings Plan appearing in the Annual Report on Form 11-K of the Cabot Retirement Savings Plan for the year ended December 31, 2010.

/s/    DELOITTE & TOUCHE LLP

Boston, Massachusetts

October 4, 2011